Gencor Industries, Inc.

5201 N. Orange Blossom Trail

Orlando, Fl 32810

April 13, 2006

Ms. Jeanne Bennett

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2005
File No. 1-11703

The following are our responses to your questions per your letter of March 28, 2006. We believe the following should answer your questions and finalize this correspondence.

Q:1)	During our conference call of February 9, 2006, we asked about the long-term deferred tax liability attributed to the cash receipts from the Carbontronics entities as presented on your balance sheet as of September 30, 2005. You informed us that (1) Gencor’s tax year end is December 31 and (2) the receipts from the Carbontronics entities are taxable income in the year received. Your filings disclose that you have no financial reporting basis in the Carbontronics entities. Under paragraph 41 to SFAS 109 a deferred tax liability or asset that is not related to an asset or liability for financial reporting is classified according to the expected reversal date of the temporary difference. Based on the information you provided during the call and the disclosure that there is no carrying amount for the Carbontronics entities on your balance sheet, it is not clear why the related deferred tax liability should not be classified as current. In a detailed written response support the classification in GAAP. Revise your filings if necessary to comply with SFAS 109.

A:1)	Gencor’s tax year is September 30. The Carbontronics entities have a December 31 tax year. Second, the income from Carbontronics is taxable to Gencor based on the taxable income reflected on the K-1’s from the Carbontronics entities as previously detailed to you. Income recognized based on cash received from January 1 through September 30 of any year, will be reflected on the subsequent December 31, K-1 and therefore not taxed until the following year. This is why deferred taxes are provided for portions of the Carbontronics’ income.

Paragraph 41 of SFAS 109 indicates “Deferred tax liabilities and assets shall be classified as current or noncurrent based on the classification of the related asset or liability for financial reporting.” Investments in the Carbontronics entities are clearly long-term assets. Although the book value since 1999 in the various entities is negligible ($14,083.33 in total), they are still long-term assets and the related deferred taxes should therefore be classified as long-term.

Please call (407-290-6000) or fax (407-299-8241) should you have any additional questions.

Very truly yours,

E.J.Elliott

Chairman and Chief Executive Officer